SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Globe Specialty Metals, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

37954N206
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37954N206
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Laminar Portfolios, L.L.C. 01-0577802

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 155,000

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 155,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 37954N206
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. 13-3799946

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 579,169

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 579,169

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 579,169

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 37954N206
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 784,177

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 800,277

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,277

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.1%

12.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 37954N206

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 784,177

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 800,277

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,277

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.1%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer:
Globe Specialty Metals, Inc.

(b)	Address of Issuer's Principal Executive Offices:
One Penn Plaza 250 West 34th Street, Suite 4125 New York, NY 10119

Item 2.
(a)	Name of Person Filing:
D. E. Shaw Laminar Portfolios, L.L.C. D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence:
The business address for each reporting person is: 1166 Avenue of the Americas, 9th Floor New York, NY 10036

(c)	Citizenship:

D. E. Shaw Laminar Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities:
Common Stock, $0.0001 par value

(e)	CUSIP Number:
37954N206

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of December 31, 2010: (a) Amount beneficially owned:

D. E. Shaw Laminar Portfolios, L.L.C.:	155,000 shares

D. E. Shaw & Co., L.L.C.:
579,169 shares
This is composed of (i) 253,084 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (ii) 155,000 shares in the name of D. E. Shaw Laminar Portfolios, L.L.C., (iii) 139,396 shares in the name of D. E. Shaw Composite Side Pocket Series 1, L.L.C., and (iv) 31,689 shares in the name of D. E. Shaw Composite Side Pocket Series 7, L.L.C.

D. E. Shaw & Co., L.P.:
800,277 shares
This is composed of (i) 253,084 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (ii) 171,058 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (iii) 155,000 shares in the name of D. E. Shaw Laminar Portfolios, L.L.C., (iv) 139,396 shares in the name of D. E. Shaw Composite Side Pocket Series 1, L.L.C., (v) 31,689 shares in the name of D. E. Shaw Composite Side Pocket Series 7, L.L.C., and (vi) 50,050 shares under the management of D. E. Shaw Investment Management, L.L.C.

David E. Shaw:
800,277 shares
This is composed of (i) 253,084 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (ii) 171,058 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (iii) 155,000 shares in the name of D. E. Shaw Laminar Portfolios, L.L.C., (iv) 139,396 shares in the name of D. E. Shaw Composite Side Pocket Series 1, L.L.C., (v) 31,689 shares in the name of D. E. Shaw Composite Side Pocket Series 7, L.L.C., and (vi) 50,050 shares under the management of D. E. Shaw Investment Management, L.L.C.

(b) Percent of class:
D. E. Shaw Laminar Portfolios, L.L.C.:	0.2%
D. E. Shaw & Co., L.L.C.:	0.8%
D. E. Shaw & Co., L.P.:	1.1%
David E. Shaw:	1.1%

(c) Number of shares to which the person has:

(i)      Sole power to vote or to direct the vote:
D. E. Shaw Laminar Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)     Shared power to vote or to direct the vote:
D. E. Shaw Laminar Portfolios, L.L.C.:	155,000 shares
D. E. Shaw & Co., L.L.C.:	579,169 shares
D. E. Shaw & Co., L.P.:	784,177 shares
David E. Shaw:	784,177 shares

(iii)    Sole power to dispose or to direct the disposition of:
D. E. Shaw Laminar Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)    Shared power to dispose or to direct the disposition of:
D. E. Shaw Laminar Portfolios, L.L.C.:	155,000 shares
D. E. Shaw & Co., L.L.C.:	579,169 shares
D. E. Shaw & Co., L.P.:	800,277 shares
David E. Shaw:	800,277 shares

David E. Shaw does not own any shares directly.  By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the manager and investment adviser of D. E. Shaw Valence Portfolios, L.L.C., the investment adviser of D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Laminar Portfolios, L.L.C., D. E. Shaw Composite Side Pocket Series 1, L.L.C., and D. E. Shaw Composite Side Pocket Series 7, L.L.C., and the managing member of D. E. Shaw Investment Management, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Laminar Portfolios, L.L.C., D. E. Shaw Composite Side Pocket Series 1, L.L.C., and D. E. Shaw Composite Side Pocket Series 7, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 784,177 shares, and the shared power to dispose or direct the disposition of 800,277, the 800,277 shares as described above constituting 1.1% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares.  David E. Shaw disclaims beneficial ownership of such 800,277 shares.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
By signing below, each of D. E. Shaw Laminar Portfolios, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.  Powers of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Rochelle Elias, are attached hereto.

Dated: February 14, 2011
D. E. Shaw Laminar Portfolios, L.L.C.

By:	/s/ Rochelle Elias
Rochelle Elias Authorized Signatory

D. E. Shaw & Co., L.L.C.

By:	/s/ Rochelle Elias
Rochelle Elias Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Rochelle Elias
Rochelle Elias Chief Compliance Officer

David E. Shaw

By:	/s/ Rochelle Elias
Rochelle Elias Attorney-in-Fact for David E. Shaw